Investor Presentation Asia Entertainment & Resources Ltd. (NASDAQ: AERL)

Asia Entertainment & Resources Ltd. SAFE HARBOR STATEMENT 2 THIS DOCUMENT SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES OF ASIA ENTERTAINMENT & RESOURCES LTD. (“AERL” OR THE "COMPANY"). THIS PRESENTATION MAY CONTAIN FORWARD - LOOKING INFORMATION WITHIN THE MEANING OF RULE 175 UNDER THE SECURITIES ACT OF 1933 AND RULE 3B - 6 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AND IS SUBJECT TO THE SAFE HARBOR CREATED BY THOSE RULES. ALL STATEMENTS, OTHER THAN STATEMENTS OF FACT, INCLUDED IN THIS PRESENTATION, INCLUDING WITHOUT LIMITATION, STATEMENTS REGARDING POTENTIAL FUTURE PLANS AND OBJECTIVES OF ASIA ENTERTAINMENT & RESOURCES LTD., ARE FORWARD - LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THERE CAN BE NO ASSURANCE THAT SUCH STATEMENTS WILL PROVE TO BE ACCURATE AND ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD - LOOKING STATEMENTS INCLUDE, AMONG OTHER THINGS, THE FOLLOWING: GENERAL ECONOMIC AND BUSINESS CONDITIONS; THE COMMERCIAL PERFORMANCE OF OUR GAMING OPERATIONS; COMPETITION; CHANGES IN REGULATORY POLICES; AND THE ABILITY TO OBTAIN ADEQUATE FINANCING IN THE FUTURE. THE INFORMATION CONTAINED IN THIS PRESENTATION IS QUALIFIED IN ITS ENTIRETY BY CAUTIONARY STATEMENTS AND RISK FACTORS DISCLOSURE DETAILED IN CERTAIN OF ASIA ENTERTAINMENT & RESOURCES LTD.’S SECURITIES AND EXCHANGE COMMISSION FILINGS, AVAILABLE AT http://www.sec.gov. ASIA ENTERTAINMENT & RESOURCES LTD. ASSUMES NO OBLIGATION TO UPDATE THE INFORMATION CONTAINED IN THIS PRESENTATION.

Asia Entertainment & Resources Ltd. About Asia Entertainment & Resources Ltd. Galaxy Star World Casino Macau 3 ▪ Asia Entertainment & Resources Ltd. (“AERL” or “Company”), through its wholly owned subsidiaries, sets up VIP gaming rooms with casino operators to promote VIP gaming. ▪ The Company’s Promoters promote VIP gaming rooms at the following hotels: ▪ Galaxy Star World Casino – Downtown (12 tables) ▪ Venetian Macao - Resort - Hotel – Cotai (5 tables) ▪ Galaxy Cotai (12 tables – opened May 15, 2011) ▪ Management has over 20 years experience in the Macau VIP gaming market. ▪ The Company has an extensive marketing network of over 1,600 agents and collaborators across Asia. ▪ Scalable business model. ▪ Agreements to promote VIP gaming rooms are renewable and the Company has the flexibility to move to, and add, more attractive casino locations. ▪ The Company is based in Macau with an office in Hong Kong .

Asia Entertainment & Resources Ltd. Asia Entertainment & Resources Ltd. Highlights Company Highlights ▪ AERL has an unique business model that requires little physical property. The Company has no capital expenditures. ▪ VIP gaming is the most lucrative element of the Macau gaming industry and accounted for 72% of all gaming revenue in Macau for 2010. For 1H11, it accounted for nearly 74% of all gaming revenue (Source: DICJ). ▪ The Company is a growing VIP gaming room promoter with US$10.424 billion in Rolling Chip Turnover (RCT) for 2010, up 101% Y/Y. RCT for the first eight months of 2011 was US$12.441 billion (an average of US$1.555 billion per month), up 105% Y/Y. ▪ Revenue for 2010 was US$127.0 million, up 110% from US$60.5 million in 2009. In 2010, the Company generated non - GAAP net income of US$38.1 million, up 140% from US$15.6 million in 2009. ▪ Revenue for 1H11 was US$106.5 million, up 92% from US$55.4 million in 1H10. In 1H11, the Company generated non - GAAP net income of US$33.8 million, up 76% from US$19.2 million in 1H10. 4 Galaxy Macau (See Glossary at back for meaning of abbreviations)

Asia Entertainment & Resources Ltd. Asia Entertainment & Resources Ltd. Highlights Company Highlights ▪ Acquired King’s Gaming in November 2010, adding first VIP gaming room in Cotai; opened VIP gaming room at brand new Galaxy Macau in Cotai in May 2011. ▪ Cage capital as of June 30, 2011 is US$202 million. ▪ Share repurchase program in place for the Company to purchase up to 2 million of its ordinary shares through the open market before June 30, 2012. ▪ Pays a regular semi - annual cash dividend of US$0.10 per share upon release of the Company’s June 30 financial results, and a year - end cash dividend per share equal to 15% of the Company’s non - GAAP net income for the fiscal year less the amount paid pursuant to the immediately previous six - month dividend. ▪ Lines of credit from casino operators of approximately US$55.4 million, interest - free and personally guaranteed by Mr. Lam and Mr. Vong. ▪ Shareholders’ convertible term loan of US$60 million - three - year term staring May 2011, zero - coupon, convertible into ordinary shares at $20 per share at the option of the holder and callable at AERL’s option if the closing price of AERL’s ordinary shares for any ten consecutive trading days exceeds $25. 5 Venetian Macao - Resort - Hotel

ASIA ENTERTAINMENT & RESOURCES LTD. 6 Business Overview

Asia Entertainment & Resources Ltd. Industry Overview ▪ Gaming revenue continued to grow despite a decline in visitation in 2008 and 2009. ▪ VIP baccarat revenue as a percent of total gaming continues to grow at a faster pace than that of the overall market, accounting for 72% of overall market for 2010. 7 Macau Statistics First 6 mos First 6 mos US $ (Millions) 2005 2006 2007 2008 2009 2010 2010 2011 Total Gaming Revenue 5,769$ 7,094$ 10,401$ 13,627$ 14,955$ 24,240$ 11,049$ 15,950$ Yr/Yr Change - 23.0% 46.6% 31.0% 9.7% 62.1% NA 44.4% VIP Baccarat Revenue 3,616$ 4,609$ 6,986$ 9,247$ 10,002$ 17,458$ 7,867$ 11,708$ Yr/Yr Change - - 51.6% 32.4% 8.2% 74.6% NA 48.8% VIP as % of Total Rev 62.7% 65.0% 67.2% 67.9% 66.9% 72.0% 71.2% 73.4% Total Visitors (000s) 18,711 21,998 26,993 22,933 21,753 24,965 12,229 13,247 Yr/Yr Change - 17.6% 22.7% -15.0% -5.1% 14.8% NA 8.3% (Source: DICJ)

Asia Entertainment & Resources Ltd. Industry Overview Drivers for Future Growth: ▪ Organic growth through higher utilization of current VIP gaming rooms ▪ This will be driven primarily by growth in cage capital by reinvesting earnings ▪ Acquisition of new VIP gaming rooms in highly fragmented market ▪ Opening of new VIP gaming rooms at other casino facilities ▪ Continued strong GDP growth in China and region ▪ Liberalization of travel and currency restrictions for visitors from China to Macau ▪ Several major infrastructure projects are completed, under construction or being planned: ▪ Second ferry terminal located on Taipa ▪ 28 - kilometer bridge connecting Hong Kong, Macau and Zhuhai in China – construction started ▪ Expansion of the Macau International Airport ▪ Construction of two new tunnels linking the Macau Peninsula and Taipa ▪ Light rail transit system ▪ Lotus Bridge – Recently opened to 24 - hour crossing ▪ Expansion of Macau - Zhuhai border crossing ▪ New VIP gaming room at Galaxy Macau opened May 15, 2011 ▪ Sands Macau sites 5 & 6 expected to open in phases in 2012 8

Asia Entertainment & Resources Ltd.

Macau's Proximity to Major Population Centers


Beijing
Tianjin
Seoul
Tokyo
2,500 miles
2,000 miles
1,500 miles
1,000 miles
Shanghai
New Delhi
Taipei
Guangzhou
Hanoi
Macau
Hong Kong
Mumbai
Manila
Bangkok
Phnom Penh
Colombo
Kuala Lumpur
Singapore
Jakarta

Macau is a Leading Global Center for Gaming

- Macau benefits from its proximity to one of the world's largest pools of gaming patrons
- Macau is the only market in Greater China to offer legalized casino gaming
- 24-hour hydrofoil ferry system provides access from Hong Kong
- Main global population centers of China, Taiwan, Japan, Korea, Indonesia, Thailand, the Philippines and India lie within five hours flying time from Macau or Hong Kong

(Source: DICJ)

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Asia Entertainment & Resources Ltd. Agents & Collaborators • Provide travel and accommodations, and entertainment • Non - redeemable chips & marker to VIP patrons • Receive commission from the VIP room Promoter on rolling chips turnover • Secures room with casino through minimum rolling chips guarantee and initial chips purchase • Provides credit to Agents & Collaborators only • Receives commission from casino on rolling chips turnover or a share of the VIP room gross win VIP Patron • Has relationship with Agents & Collaborators • Settles marker with Agents & Collaborators Casino • Provides facilities, dealers, chips, cage • Pays taxes directly • Intra - day, daily, & monthly settlement statements to VIP room • Monthly payment of commission to VIP Room Relationships in the VIP Gaming Cycle The Company aggregates thousands of smaller agents and their clients by providing the capital and services required for VIP gaming 10 VIP Room Promoter (Company’s Iao Kun VIP Gaming Room, located in Star World & Casino – Downtown Macau)

Asia Entertainment & Resources Ltd. Fundamentals of the VIP Gaming Business 11 ▪ VIP promoter’s relationship with casino ▪ Buys chips ▪ Maintains volume of play ▪ Obtains credit from casino ▪ VIP promoter then extends chips as credit to Agents ▪ Agents then distributes chips as credit to players ▪ Players recycle chips back to Casino as they play generating Rolling Chip Turnover (RCT) ▪ The Agents collect markers ($) from players and VIP promoter collects from Agents ▪ The Casino pays the commission generated on the RCT to the VIP promoter ▪ The VIP promoter pays the commission generated on the RCT to Agents Chips CASINO VIP PROMOTER AGENT AGENTS PLAYER PLAYERS Chips Chips Chips Chips Chips $$ $ $ $ $ Commission / % win $$

Asia Entertainment & Resources Ltd. ▪ The Company’s VIP Gaming RCT grew to US$10.4 billion for 2010, up 101% Y/Y ▪ In 2010, the Company generated non - GAAP net income of US$38.1 million ▪ Rolling Chip Turnover for the first six months of 2011 was US$8.406 billion, averaging US$1.401 billion per month VIP Baccarat Revenue and Rolling Chips Turnover 12 (Source: DICJ) ▪ VIP Baccarat revenue is the fastest growing segment of the Macau gaming market Asia Entertainment & Resources Ltd. VIP Gaming Rolling Chips (Unaudited) Macau Revenue Breakdown $- $5,000 $10,000 $15,000 $20,000 $25,000 2006 2007 2008 2009 2010 2010 First 6 mos 2011 First 6 mos US$ millions Other Gaming Revenue VIP Baccarat Revenue $2,812 $3,190 $5,193 $10,424 $4,340 $8,406 $0 $2,000 $4,000 $6,000 $8,000 $10,000 $12,000 2007 2008 2009 2010 2010 First 6 mos 2011 First 6 mos US$ (million)

Asia Entertainment & Resources Ltd. Macau has 2 Remuneration Model: Win Rate vs. Commission 13 ▪ Commission Model: ▪ Fixed Rate – No risk to revenue stream ▪ Six casino operators recently agreed to maximum rate of 1.25% ▪ Casino responsible for gaming taxes ▪ Pre - arranged commission to agents results in visible earnings ▪ Win Rate Split Model: ▪ Split gross gaming win with Casino, sharing downside risk ▪ The company has experienced monthly gross win rates of between 1.1% and 4.5% ▪ Break - even win rate is approximately 1.9% ▪ At present, all three VIP gaming rooms are on a Fixed Rate Commission of 1.25%

Asia Entertainment & Resources Ltd. Casino, 0.55% Taxes, 1.20% Agents & Collaborators Commission, 0.75% Rolling Tax, 0.01% Non GAAP Profit, 0.40% VIP Room Administrative Cost, 0.03% SG&A, 0.06% Average Segments as a % of Rolling Chip Turnover Based on Average Statistical Win Rate of 3.00% Revenue and Net Profit Model 14 1.25% 1. An increase in RCT may decrease the percentage of direct business which may result in a higher percentage of commission paid to Agents & Collaborators in relationship to the revenue received, but the percentage of the VIP Room Administrative Cost and SG&A expenses may also drop in relationship to the revenue received. 2. Non GAAP Profit is approximately 0.4% of RCT.

Asia Entertainment & Resources Ltd. Factors Affecting Rolling Chip Turnover ▪ Cage Capital ▪ Network of Agents ▪ Collection Period ▪ Win rate ▪ The higher the win rate for the Casino, the lower the Rolling Chips Turnover ▪ US$10 million in gaming capital at 3% win rate for the Casino would hypothetically produce US$333 million in RCT ▪ US$10 million at 5% win rate would hypothetically produce US$200 million in RCT 15

Asia Entertainment & Resources Ltd. Growth and Opportunities The Company’s VIP Gaming Business in Macau Remains Strong ▪ In June 2009, the Company relocated its VIP gaming room from the four - star Grand Waldo Hotel to the five - star MGM Grand in downtown Macau and repositioned the VIP gaming room to serve higher - tier VIP patrons. ▪ Opportunity for organic growth in existing VIP gaming rooms. The Company currently operates below theoretical capacity in all locations. ▪ New VIP gaming rooms in additional locations provides an avenue for growth. Only limiting factor is the availability of capital to fund cage capital. ▪ In November 2010, the Company completed its acquisition of 100% of the profit interest in the operations of King’s Gaming Promotion Limited (KGP), a Macau - based VIP gaming promoter, thereby adding to AERL a VIP gaming room with five tables at the Venetian Macao - Resort - Hotel in Cotai and an additional 500 agents to the Company’s agent network. ▪ On May 15, 2011, the Company opened its latest VIP gaming room at the brand - new Galaxy Macau in Cotai with 12 tables, including 4 private rooms. 16

Asia Entertainment & Resources Ltd.

AGRL*/AERL Financial Summary

US $ (Millions)	2006	2007	2008	2009	2010	First 6 mos 2010	First 6 mos 2011
Chip Turnover	$1,612.1	$2,811.3	$3,190.6	$5,192.7	$10,423.5	$ 4,340.0	$ 8,406.0
Yr/Yr Change	-	74.4%	13.5%	62.7%	100.7%	NA	93.7%
Net Revenue	$ 22.9	$ 36.2	$ 51.0	$ 60.5	$ 127.0	$ 55.4	$ 106.5
Yr/Yr Change	-	58.1%	40.9%	18.6%	110.0%	NA	92.1%
Chip Commissions Paid	$ 10.6	$ 18.3	$ 25.1	$ 39.1	$ 76.6	$ 31.0	$ 64.3
Percent of Net Revenue	46.3%	50.6%	49.2%	64.6%	60.3%	56.0%	60.4%
S, G & A	$ 2.6	$ 4.4	$ 5.5	$ 5.3	$ 11.2	$ 4.7	$ 7.5
Percent of Net Revenue	11.4%	12.2%	10.8%	8.8%	8.9%	8.4%	7.1%
Net Income	$ 9.5	$ 13.3	$ 20.2	$ 15.6	$ 38.1	$ 19.2	$ 33.8
Net Income Margin	41.5%	36.7%	39.6%	25.8%	30.0%	34.6%	31.7%
Turnover/Net Revenue	1.42%	1.29%	1.60%	1.17%	1.22%	1.28%	1.27%

*AGRL was AERL's predecessor company. AERL acquired AGRL in February 2010.

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ASIA ENTERTAINMENT & RESOURCES LTD. Management Team 18

Asia Entertainment & Resources Ltd. ▪ Mr. Lam is the Founder of AGRL and is responsible for the overall direction and development of the business and its subsidiaries. He is also responsible for developing the Company’s marketing programs. ▪ Mr. Lam is a citizen of Macau, China and has been involved in the gaming industry in Macau for over 20 years. ▪ He has worked as Senior Manager at various VIP rooms of SJM's Casinos and has served as a junket operator for SJM's Casinos in Macau before forming his own operating company in 2002. ▪ He is a member of the Macau Gaming Industry General Association of Administrators and Promoters. AERL Management Lam Man Pou – Founder & Chairman of Board ▪ Mr. Leong is the Chief Executive Officer of AERL and is responsible for the direct general administration of the business and AERL's strategic planning and expansion. ▪ Mr. Leong is a citizen of Macau, China and has over 17 years of active management with various industrial and real property companies in Macau, Hong Kong and China. ▪ He has acted as management advisor for Mr. Lam with respect to general administration and human resources management for VIP rooms since 2002. Leong Siak Hung – Chief Executive Officer and Director 19 ▪ Mr. Li is the Chief Financial Officer of AERL and is responsible for finance and accounting. ▪ Mr. Li is a citizen of Hong Kong, China and is a practicing Certified Public Accountant and a member of the Hong Kong Institute of Certified Public Accountants. ▪ He is also an associate of the Hong Kong Taxation Institute and the Association of International Accountants. ▪ He is a graduate of Hong Kong Polytechnic University, Department of Accounting and a director of Klis & Associates CPA Limited. ▪ In his capacity as consultant and practicing Certified Public Accountant, Mr. Li has worked in a broad range of industries, including insurance, real estate, manufacturing, consultancy and trading. Li Chun Ming – Chief Financial Officer and Director

Asia Entertainment & Resources Ltd. AERL Management ▪ Mr. Vong is the Deputy Chairman and the Chief Operating Officer of AERL and is responsible for developing the VIP patron market in Mainland China and the agent network throughout the country. ▪ Mr. Vong is a citizen of Macau, China. Mr. Vong has spent over 18 years in the gaming industry working in all aspects of VIP room promotion and the direct management of VIP rooms. ▪ Before he joined the gaming industry, Mr. Vong worked as a civil servant for six years. ▪ He also worked as senior manager at various VIP rooms of SJM's Casinos. During the course of working for SJM’s Casinos he developed a strong agent network and background in the operation management of VIP rooms. ▪ He is a member of the Macau Gaming Industry General Association of Administrators and Promoters. Vong Hon Kun – Chief Operating Officer, Deputy Chairman & Director 20 ▪ Mr. Lam is an Operating Officer of AERL and is responsible for customer relationship policies for VIP rooms and developing VIP patrons in the immediate Hong Kong marketplace and for supervision of that area's agent network. ▪ Mr. Lam is a citizen of Macau, China and has over 14 years experience in the gaming industry. ▪ His experience also includes food and beverage sales operations. ▪ Before joining the group he worked as senior manager at various VIP rooms of SJM's Casinos. ▪ He is a member of the Macau Gaming Industry General Association of Administrators and Promoters. Lam Chou In – Operating Officer

ASIA ENTERTAINMENT & RESOURCES LTD. Appendix 21

Asia Entertainment & Resources Ltd. Capitalization Table 22 Share Count Existing Shares Outstanding, June 30, 2011 38,804,064 (A) Incentive shares 2011 Incentive Share Targets Net Income Range Incentive Shares >US$65,000,000 2,573,000 (B) 2012 Incentive Share Targets Net Income Range Incentive Shares >US$78,000,000 2,573,000 (B) (A) A total of 19,961 shares will be issued to the nine directors during the second half of 2011 as partial annual remuneration. (B) There are additional outperformance bonuses of 530,000 shares per year for exceeding net incomes of US$78.0 million in 2011 and US$94.0 million in 2012. Early Bird Capital, Inc., in connection with the IPO, has a unit purchase option for 480,000 units at $6.60 per unit; each unit consisting of one ordinary share and two warrants. These shares are not included in the table. Additional earnout shares, incentive shares and additional incentive shares will be released and issued to the Seller of King’s Gaming Promotion Limited as noted on the next slide. These shares are not included in the table.

Asia Entertainment & Resources Ltd. 23 The earn - out shares, incentive shares and additional incentive shares related to the acquisition of King’s Gaming Promotion Limited shall be released and issued to the Seller as follows: * - For each US$1,000,000 in which the Gross Profit target for such year is exceeded, 10,000 additional incentive shares will be issued. The Seller is not entitled to any additional shares on a pro rata basis for multiples of less or greater than US$1,000,000. King’s Gaming Promotion Ltd. Incentive Shares

Asia Entertainment & Resources Ltd. 24 Reconciliation of GAAP to Non - GAAP Financial Measures Fiscal Year -End December 31 2010 2009 GAAP Net income 32,966,865$ (18,505)$ Amortization of intangible assets 846,061 - Impact of pre-acquisition profit 4,329,385 (15,563,698) Income including pre-acquisition profit and before amortization 38,139,311$ 15,545,193$ Six months ending June 30 2011 2010 GAAP Net income 34,033,921$ 14,830,553$ Amortization of intangible assets 2,529,726 - Impact of pre-acquisition profit - 4,329,385 Change in fair value of contingent consideration (2,770,683) - Income including pre-acquisition profit and before amortization 33,792,964$ 19,159,938$

Asia Entertainment & Resources Ltd.

Contact Information

James Preissler
Director
Phone: (646) 450-8808

email: preissj@aerlf.com

William Schmitt
ICR
Phone: (203) 682-8294

email: william.schmitt@icrinc.com

Glossary

DICJ – Governo da Região Administrativa Especial de Macau Direcção de Inspecção e Coordenação de Jogos (The Gaming Inspection and Coordination Bureau)

DSEC – Governo da RAE de Macau Direcção dos Serviços de Estatística e Censos (Statistics and Census Service Macao SAR Government)

CLSA Asia-Pacific Markets – https://www.clsa.com/index.php

CAGR – Compound Annual Growth Rate

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